Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences Announces Intention to Demerge Its StemPrintER Genomics-Based Personalized Medicine Business as a Separate Listed Company

New York and London, May 22, 2020 - Tiziana Life Sciences plc (NASDAQ: TLSA, AIM: TILS), a clinical stage biotechnology company developing targeted drugs for cancer, inflammatory diseases and COVID-19, today announces that it intends to demerge its StemPrintER and SPARE (together “StemPrintER”) genomics-based personalized medicine businesses into a separate company and effect a capital reduction to facilitate the spin-out and listing of StemPrintER as an independent entity.

Following the Company’s recent announcement concerning the trial conducted by scientists from the European Institute of Oncology in Milan in collaboration with the Royal Marsden Hospital and Queen Mary University in London on the Company’s stem cell biology-based genomic tool, StemPrintER, for the prediction of disease recurrence in breast cancer patients, the Company’s Board, which has been considering options for StemPrintER for some time, is pleased to announce that they consider that the results of the trial and the progress made substantiate the viability of StemPrintER as having the potential to be a standalone business and accordingly intend to proceed with steps for a spin-out, by way of demerger, and listing on a public market of a new independent genomics-based personalized medicine company focused on the StemPrintER business.

The rationale of this decision is that, as a standalone genomics-based personalized medicine company and separate legal entity, StemPrintER could:

●	Secure separate financial resources, with the goal of enabling accelerated development of the StemPrintER genomic test;

●	Separate StemPrintER from Tiziana’s biotechnology and pharmaceutical businesses so it may focus on the personalized medicine market; and

●	Allow Shareholders to benefit from both Tiziana’s rapidly developing drug portfolio and the standalone value of StemPrintER as it progresses through its own development milestones and the path to commercialization and allow shareholders to receive the maximum potential value from StemPrintER as a standalone entity.

The Board is taking the necessary preliminary steps in preparation for a potential spin-out, including the incorporation of a new subsidiary to hold the relevant assets. The Company will also put proposals to shareholders at the Annual General Meeting to obtain the approval necessary for a capital reduction which will be required to implement the demerger.

Notwithstanding that the required approval for the capital reduction will be sought, these considerations remain at an early stage and there can be no guarantee that the demerger will be completed. The approval of the capital reduction will enable the Board, in due course, to declare distribution in specie of shares in the new StemPrintER entity to existing Tiziana shareholders.

No record date has yet been set for the entitlement to shares in the new StemPrintER entity as a number of technical, legal and accounting processes need to be completed before the demerger can be formally put to shareholders of Tiziana for approval. For the avoidance of doubt StemPrintER will remain a group business until such time as shareholders formally approve proposals for a demerger.

For shareholder interest and information, StemPrintER will be the subject of a poster discussion session (https://meetinglibrary.asco.org/record/185144/abstract) on 29 May 2020 titled “Comparison of StemPrintER, a novel stem cell biology-based genomic predictor of distant recurrence in breast cancer, with Oncotype DX in the TransATAC cohort” at the virtual annual meeting of American Society of Clinical Oncology 2020 (ASCO20).

Further announcements will be made at the appropriate time.

About StemPrintER and SPARE

StemPrintER is a multi-gene prognostic assay intended for the prediction of the risk of recurrence in luminal, estrogen receptor-positive HER2-negative breast cancer patients, based on the detection of 20 cancer stem cell markers. The assay has been evaluated in an initial retrospective validation study using a consecutive cohort of approximately 2,400 patients with breast cancer.

For more information go to http://www.tizianalifesciences.com

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

THE PERSON WHO ARRANGED FOR THE RELEASE OF THIS INFORMATION IS DR KUNWAR SHAILUBHAI, THE COMPANY’S CHIEF EXECUTIVE AND CHIEF SCIENTIFIC OFFICER.

Contacts:

Tiziana Life Sciences plc

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883

Shore Capital (Broker) Antonio Bossi / Fiona Conroy	+44 (0)20 7601 6125

United States:

Investors -

CORE IR

(516) 222-2560

ir@coreir.com

Media -
Jules Abraham

CORE IR

(917) 885-7378

julesa@coreir.com